November 16, 2010

William H. Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Crystal Rock Holdings, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 25, 2010
Form 10-Q for Quarterly Period Ended July 31, 2010
Filed September 14, 2010
File No. 0-31797

Dear Mr. Thompson,

We have received your letter dated October 21, 2010 regarding the filing referenced above, and have carefully considered the comments.  Our responses to the numbered comments are set forth below.

Form 10-K for Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

1.
Please disclose in a footnote to the table of contractual obligations on page 25 that repayments of long-term customer deposits reflected in your consolidated balance sheets are excluded from the table. Please also disclose the reasons why the obligation is excluded from the table. Refer to Item 303(a)(5) of Regulation S-K. In addition, please disclose why the 50 year water supply contract discussed in the third paragraph on page 4 is not considered a purchase obligation for purposes of reporting your contractual obligations. Refer to Item 303(a)(5)(ii)(D).

We agree that disclosure of the relevancy of long term customer deposits to our table of contractual obligations in Form 10-K is informative, although we do not believe that omission of the requested information was misleading to investors. We have made such disclosure in periodic reports in the past.  We note that as a “smaller reporting company” we are no longer required, going forward, to include the table of contractual obligations.  Nevertheless, at present, we have elected to continue to present the table in our periodic filings, and, accordingly, we will add footnote disclosure in our Form 10-K for the period ending October 31, 2010 and in future periodic filings as follows:

Customer deposits have been excluded from the table.  Deposit balances vary from period to period with water sales but future increases and decreases in the balances are not accurately predictable.  Deposits are excluded because, net of periodic additions and reductions, it is probable that a customer deposit balance will always be outstanding as long as the business operates.

The 50 year water supply agreement is not considered a purchase obligation for purposes of reporting contractual obligations because it does not require any fixed or minimum quantities to be purchased. Item 303(a)(5)(ii)(D) refers to this quantity requirement as one of the criteria that has to be met for a purchase obligation.  There is only an obligation to pay under this agreement if water is purchased.  Further, as a result of the variable nature of this agreement, there is no material uncertainty known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition (see Instructions to paragraph 303(a) (3)).

Critical Accounting Policies, page 26

2.
In light of the fact that your net book value is greater than market capitalization, please provide additional information to help investors assess the probability of future material goodwill impairment charges. In doing so, please disclose whether your reporting unit is at risk of failing step one of the impairment test because fair value is not substantially in excess of carrying value. If you have determined that fair value is substantially in excess of carrying value, please disclose this information and tell us how you concluded that the estimated fair value of the reporting unit is reasonable in light of the implied control premium. If the reporting unit is at risk of failing step one, please disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	the degree of uncertainty associated with the key assumptions; and

•	the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

More detailed descriptions of the valuation process are contained in Management’s Discussion and Analysis (page 22) and footnote 9 (page F-14) including methods and information used.  We will supplement the Critical Accounting Policies section in future periodic filings with this information as well as the percentage by which fair value exceeded carrying value at the date of the most recent step one test and uncertainty associated with the key assumptions and circumstances that could reasonably be expected to negatively affect those assumptions using the following format when applicable:

We have acquired a significant number of companies.  The excess of the purchase price over the fair value of the assets and liabilities acquired has been recorded as goodwill.  If goodwill is not impaired, it would remain as an asset on our balance sheet at the value assigned in the acquisitions.  If it is impaired, we would be required to write down the asset to an amount that accurately reflects its estimated value.  We completed a valuation of the Company performed as of October 31, 2009, and goodwill was not impaired as of that date.  As of October 31, 2008, using a similar valuation process, comparing the fair value to the carrying value of the Company, we determined that goodwill was impaired at that time.  As a result of this process, the Company recorded an impairment loss on goodwill of $22,359,000 in 2008.

The assessment of the carrying value of goodwill is a two step process. In step one, the fair value of the Company is determined, using a weighted average of three different market approaches – quoted stock price, value comparisons to publicly traded companies believed to have comparable reporting units, and discounted net cash flow.  This approach provides a reasonable estimation of the value of the Company and takes into consideration the Company’s thinly traded stock and concentrated holdings, market comparable valuations, and expected results of operations. The resulting estimated fair value is then compared to its equity value. On October 31, 2009 the step one assessment yielded the following fair value:

	Determined	Controlling
	Minority	Interest
	Value	Value (a)	Weighting	Contribution
Quoted Stock Price	$14,007,000	$18,209,100	30%	$5,462,730
Guideline Companies	$20,658,000	$29,950,400	10%	$2,995,040
Discounted Net Cash Flow	$13,700,000	$20,909,500	60%	$12,543,000
Concluded Fair Value				$21,000,770

(a) Reflects application of 30% control premium under all approaches and addition of
Cash balance under guideline approach

As of October 31, 2009 the fair value exceeded the equity value by 31%. If the fair value exceeds the equity value in step one then step two estimates the fair value of the Company’s assets and liabilities (including unrecognized intangible assets). This value is then allocated among the assets and liabilities as if they had been acquired in a business combination and the estimated fair value was the price paid.

We relied, in part, on certain assumptions in making the valuation conclusion.  If some or all of these assumptions change in the future, there may be a material impact on the valuation of the Company, which may result in an additional impairment of goodwill.  These assumptions include, but are not limited to, the following:

▪
Valuation consultants provided assumptions for discount rates, risk premiums, and capital structure weightings. These experts are highly qualified to make such estimations. However, changes in capital markets may significantly change these assumptions in the future.

▪
We used our knowledge of the business, industry and economy to assemble financial projections. Unforeseen events that dramatically change such influential factors as the economy, environment, and weather may positively or negatively affect the accuracy of these projections.

▪
We also depended on valuation consultants for calculation of a control premium. This is a common valuation technique that relies on assumptions based on equity markets, credit markets and the merger and acquisition environment and the availability of buyers.

Item 9A(T). Controls and Procedures, page 27

3.
You state that your Chief Executive and Chief Financial officers concluded that your disclosure controls and procedures are adequate and effective to provide reasonable assurance that information required to be disclosed by you, including your consolidated subsidiary, in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC's rules and forms. Please revise to clarify, if true, that these officers concluded that your disclosure controls and procedures are also effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13-15(e).

Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Please be advised that the respective officers did conclude that our disclosure controls and procedures are also effective at the reasonable assurance level.

Our future Evaluation of Disclosure Controls and Procedures with be disclosed as follows:

Our Chief Executive Officer and our Chief Financial Officer, and other members of our senior management team, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were adequate and effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiary, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive and Chief Financial officers, as appropriate to allow timely decisions regarding required disclosure.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)  page F-4

4.
Please separately display reclassification adjustments related to comprehensive income (loss) or disclose these amounts in the notes to the financial statements. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12 and 220-10-45-17.

In future periods we will disclose reclassification adjustments related to comprehensive income (loss) in the notes to the financial statements using the following format when applicable.

The table below details the adjustments to comprehensive income, on a gross and net-of tax basis, for the fiscal years ended October 31, 2009 and 2008.
			Accumulated
			Other
	Gross		Comprehensive
	Change	Tax Effect	Loss
Balance, October 31, 2007			$(67,136)
Change in value of designated cash flow hedge	$(421,951)	$(159,450)	$(262,501)
Balance, October 31, 2008			$(329,637)
Change in value of designated cash flow hedge	$(193,800)	$(74,691)	$(119,109)
Balance, October 31, 2009			$(448,746)

In addition, as described in Note 13 on page F-17, the Company paid $477,542 and $208,000 more in interest than would have been paid without the interest rate swap agreement during the years ended October 31, 2009 and 2008, respectively. These amounts were reclassified from accumulated other comprehensive loss and recorded in consolidated statement of operations as interest expense.  No other material amounts were reclassified during the years ended October 31, 2009 and 2008.

Consolidated Statements of Cash Flows, page F-5

5.
Referencing ASC 230, please explain why the $2.8 million in borrowings from your acquisition line of credit used to fund an acquisition and to fund capital expenditures are disclosed as non-cash financing and investing activities rather than presenting the gross cash receipts in cash flows from financing activities and the related gross cash payments in cash flows from investing activities. Refer to ASC 230-10-45-7.

ASC 230-10-45-7 notes that “the net amount of related receipts and payments…for certain other classes of cash flows” may be shown and references paragraph 8 for more information.  ASC 230-10-45-8 describes quick turnover and large amounts as characteristics that would be indicative of circumstances in which reporting net changes would be appropriate in cash flow presentation.  ASC 230-10-45-8 explains the rationale further by noting that showing the net amount may be appropriate in such cases “because knowledge of gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.”

We borrowed $2.5 million in fiscal year 2009 to complete an acquisition. The borrowing happened simultaneously at the time of the transaction so it did not increase and subsequently reduce our cash balance. It was quick turnover of a large amount that increased our debt.  Accordingly, we feel reporting it as we did, combined with narrative disclosure in Management’s Discussion and Analysis provides sufficient information for the reader to understand the transaction and its effect on cash flow.

We borrowed an additional $300,000 during the year to finance the acquisition of capital expenditures. While it was a quick turnover we agree showing this as a receipt and purchase for the respective financing and investing activity may more accurately report the transaction since it was not completed simultaneously with the transaction. We will report this way in the future.  However, in the review period, we feel that we have not materially misrepresented the cash flow as this amount is not material to our financial statements.

Notes to the Consolidated Financial Statements, page F-66

Note 4. Merger and Acquisitions, page F11

6.
For future acquisitions, please disclose: a) the name and a brief description of the entities purchased; b) the acquisition date; and c) the amounts recognized for each transaction and the line item in the financial statements in which each amount is recognized. Refer to ASC 805-10-50-2a., 805-10-50-2b. and 805-10-50-2e.3. Please also revise footnote nine regarding goodwill and other intangible assets to: a) disaggregate the disclosures related to customer lists and covenants not to compete; and b) disclose the weighted-average amortization period, in total and by major intangible asset class. Refer to ASC 350-30-50-1.

We will disclose the names, dates, and itemized transaction amounts for acquisitions in future disclosures. We will disaggregate for customer lists and covenants not to compete and include the amortization period in future disclosures as follows:

	2009			2008
	Gross Carrying Amount	Accumulated Amortization	Wgt. Avg. Amort. Years	Gross Carrying Amount	Accumulated Amortization	Wgt. Avg. Amort. Years
Amortized Intangible Assets:
Covenants Not to Compete	$2,041,488	$1,418,012	3.7	$1,916,488	$1,179,902	4.2
Customer Lists	6,927,782	3,805,331	4.1	3,950,493	2,933,905	2.7
Other Identifiable Intangibles	490,013	200,746	26.0	528,254	196,886	25.1
Total	$9,459,283	$5,424,089		$6,395,235	$4,310,693

Note 7.  Inventories page F-13

7.	Based on your disclosure, it does not appear that you have significant amounts of raw or bottled water in inventory. Please advise.
The amount of raw or bottled water on hand does not represent a material amount of inventory. We estimate that value, as of October 31, 2009 and 2008 to be $59,000 and $65,000, respectively. This value includes the cost of allocated overhead. Bottles are accounted for separately as fixed assets.

Note 12. Debt, page F-16

8.	Please disclose that your senior credit agreement prohibits you from paying dividends without the prior consent of the lender, as indicated in the fourth paragraph on page 18.

In future periodic reports we will disclose in the Debt footnote that our credit agreement prohibits us from paying dividends without prior consent of the lender.

Note 14. Fair Values of Assets and Liabilities, page F-18

9.
For fair value measurements using significant other observable inputs (Level 2), in future annual and interim filings, please provide a description of the valuation technique used and the inputs used in determining fair value. If there has been a change in the valuation technique, please disclose the change and the reason for making it Refer to ASC 820-10-50-2e.

We report our valuation process in footnote 5, Page 8, of Form 10-Q for Quarterly Period Ended July 31, 2010 as follows: “On a quarterly basis, the Company simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation.  The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the simulation or measurement period.”

More specifically, we use a model that calculates a present value of the payments as they amortize through the life of the loan (float) based on the variable rate and compares them to the calculated value of the payment based on the fixed rate (fixed) defined in the swap.  In calculating the present value, in addition to the term, the model relies on other data – the “Rate” and the “Discount Factor”.

▪	In the “float” model, The Rate reflects where the market expects LIBOR to be in for the respective period and is based on the Eurodollar futures market.
▪	The Discount Factor is a function of the volatility of LIBOR.

Payments are calculated by applying the Rate to the notional amount and adjusting for the term. Then the present value is calculated by using the Discount Factor.

We will include this information in future periodic filings.

Form 10-Q for Quarterly Period Ended July 31, 2010

Part 1– Financial Information

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 5. On-Balance Sheet Derivative Instruments and Hedging Activities, page 8

10.
With reference to the specific accounting guidance in ASC 815 that supports your accounting, please explain in detail your accounting for: a) the old swap prior and subsequent to the April 5, 2010 refinancing, including your basis for amortizing into earnings "over the remaining term of the undesignated cash flow hedge" the amounts relating to the old swap previously reflected in accumulated other comprehensive income; and b) the offsetting swap transaction. In addition, please explain why the entire unrealized loss on derivatives is classified a current liability as of July 31, 2010 and October 31, 2009.

Prior to April 5, 2010, the old swap was a highly effective cash flow hedge of variable rate debt.  On April 5, 2010, the old swap was de-designated as a cash flow hedge in accordance with ASC 815-30-40-1c because the underlying debt was refinanced. In accordance with ASC 815-30-40-4, the net derivative loss shall continue to be reported in accumulated other comprehensive income/loss unless it is probable that the forecasted transaction (variable rate interest payments) will not occur by the end of the originally specified time period.  In this instance, it is still probable that the hedged transaction, which is the variable rate interest payments on the debt, will occur over the originally specified time period.  Therefore, the net derivative loss on the old swap remains in accumulated other comprehensive income/loss and is being reclassified to earnings in the same periods during which the variable rate interest payments on the debt are being made.

Also, at this time we entered into the offsetting swap to mitigate the risk of the change in value of the old swap due to changes in interest rates. The offsetting swap transaction was not designated as a hedge and accordingly, changes in fair value are recorded through the statement of operations.  The offsetting swap sets up an inverse payment schedule from the old swap. The income recorded from the offsetting swap offsets the amount of the loss recorded on the reclassification from accumulated other comprehensive income/loss of the old swap.

We reflected the unrealized loss on the derivative liability conservatively as a current liability due to the liquid nature of the instrument. However, we will classify the amounts as current and noncurrent in future filings based on the expected settlements as it is not our intent to settle them within the next year.

In responding to your comments we recognize that the Company is responsible for the adequacy and accuracy of the disclosure in this filing.  We further recognize that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to this filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and feel the responses to them will result an improvement in our future reporting.  If you wish to discuss the information contained herein, you can reach me at 802-658-9113 x15 or bmacdonald@crystalrock.com.

Sincerely,

/s/ Bruce S. MacDonald
Bruce S. MacDonald
Chief Financial Officer